Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

 ($ in 000's)

	Fiscal Years Ended July 31,
	2011	2012	2013	2014	2015	Q1 2016
Fixed Charges:
Interest expense, including amortization of debt issuance costs	$8,415	8,832	8,163	6,304	479	75
Portion of rental expense deemed to represent interest	274	281	238	206	213	53
Total fixed charges	$8,689	9,113	8,401	6,510	692	128

Earnings:
Income before provision for income taxes	$101,804	44,040	27,493	38,507	34,003	2,205
Fixed charges	8,689	9,113	8,401	6,510	692	128
Total earnings for computation of ratio	$110,493	53,153	35,894	45,017	34,695	2,333

Ratio of earnings to fixed charges	12.7	5.8	4.3	6.9	50.1	18.2